Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (“First Amendment”) to the Merger Agreement (as defined below) is made and entered into as of November 2, 2020 by and among (i) Megalith Financial Acquisition Corp, a company incorporated in Delaware (together with its successors, the “Purchaser”), (ii) MFAC Merger Sub Inc., a Pennsylvania corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Customers Bank, a Pennsylvania state chartered bank and the sole stockholder of the Company (defined below) (the “Company Stockholder”), (iv) BankMobile Technologies, Inc., a Pennsylvania corporation (the “Company”), and Customers Bancorp, a Pennsylvania corporation (“CUBI”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, Purchaser, Merger Sub, Company Stockholder and the Company have entered into that certain Agreement and Plan of Merger, dated as of August 6, 2020 (the “Original Agreement,” and as amended, including by this First Amendment, the “Merger Agreement”);

WHEREAS, CUBI wishes to join the Merger Agreement;

WHEREAS, the Parties now desire to amend the Original Agreement on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

A. Amendments to Original Agreement. The Original Agreement is amended as follows:

1. The last sentence of the Preamble of the Original Agreement is hereby deleted in its entirety and replaced with the following:

The Purchaser, Merger Sub, the Company Stockholder, the Company and CUBI are sometimes referred to herein individually as a “Party” and collectively, as the “Parties.”

2. Section 1.9 of the Original Agreement is hereby deleted in its entirety and replaced by the following:

1.9Merger Consideration.

(a) At the Closing, subject to and upon the terms and conditions of this Agreement, as consideration for the Merger, the Company Stockholder and the CUBI Stockholders shall be entitled to receive from the Purchaser, an amount equal to (the “Merger Consideration”) (a) the Enterprise Value, minus (b) the Sponsor Equity Adjustment, plus (or minus if negative) (c) the Net Working Capital less the Target Net Working Capital Amount, minus (d) the amount of Closing Indebtedness, and minus (e) the amount of any unpaid Company Transaction Expenses, Purchaser’s transaction expenses and any other Liabilities of Purchaser due and owing at Closing. The Merger Consideration will be estimated at Closing based on the Estimated Closing Statement delivered pursuant to Section 1.13 and adjusted after Closing in accordance with Section 1.14.

(b) The Merger Consideration will be paid in the form of:

(i) an amount in cash to the Company Stockholder (the “Cash Consideration”), which amount shall not be less than zero, equal to the sum of:

(A) The amount of any proceeds from PIPE Investment; plus

(B) An amount equal to one-half (1/2) of the difference between (i) the aggregate cash and cash equivalents of the Purchaser on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Purchaser as of such time, including any funds in the Trust Account after giving effect to the completion of the Redemption but excluding the proceeds of any PIPE Investment, less (ii) a cash reserve which shall be used for the benefit of the Surviving Corporation in an amount equal to Ten Million Dollars ($10,000,000) (the difference of the amounts in clause (i) and (ii) above, which resulting amount if otherwise negative shall be equal to zero, the “Remaining Trust Account Amount”); minus

(C) the Purchaser’s transaction expenses and any other Liabilities of Purchaser due and owing at Closing; plus

(D) the aggregate cash and cash equivalents of the Company on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company as of such time; minus

(E) the unpaid Company Transaction Expenses; minus

(F) a cash reserve of Five Million Dollars ($5,000,000).

(ii) a number of shares of Purchaser Class A Common Stock (the “Merger Consideration Shares”) with an aggregate value equal to (the “Merger Consideration Share Amount”): (a) the Merger Consideration, minus (b) the Cash Consideration, with the CUBI Stockholders receiving an aggregate number of shares of Purchaser Class A Common Stock equal to (i) the Merger Consideration Share Amount, divided by (ii) the Per Share Price;

provided, that the Merger Consideration is subject to adjustment in accordance with Section 1.14 and reduction for the indemnification obligations of the Company Stockholder set forth in Article VII, and that CUBI can redirect or reallocate the distribution of the Merger Consideration Shares to other parties by written notice to Purchaser at any time prior to the Effective Date in its sole discretion.

3. Section 1.10 of the Original Agreement is hereby deleted in its entirety and replaced by the following:

1.10 Effect of Merger on Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.14), with the Company Stockholder being entitled to receive the Cash Consideration and the CUBI Stockholders entitled to receive the Merger Consideration Shares, without interest, upon surrender of the Company Stockholder’s certificates representing shares of Company Common Stock (the “Company Certificates”). As of the Effective Time, the Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation.

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any shares of Company Stock that are owned by the Company as treasury shares immediately prior to the Effective Time, such shares of Company Stock shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Company Convertible Securities. At or prior to the Closing, the Company will terminate any issued and outstanding Company Convertible Securities, without any consideration, payment or Liability therefor.

4. Section 1.11 of the Original Agreement is hereby deleted in its entirety and replaced by the following:

1.11Surrender of Company Stock and Disbursement of Merger Consideration.

(a)Prior to the Effective Time, the Purchaser shall appoint CUBI’s transfer agent, or another agent reasonably acceptable to CUBI (the “Paying Agent”), for the purpose of delivering Company Certificates in respect of the Merger Consideration Shares. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Paying Agent the Merger Consideration Shares. The Company Stockholder shall be entitled to receive the Cash Consideration, and each CUBI Stockholder shall be entitled to receive its Pro Rata Share of the Merger Consideration Shares in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Stock described in Sections 1.10(b), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Purchaser of the following items prior thereto: (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), and (ii) such other documents as may be reasonably requested by the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.14) attributable to such Company Certificate.

(b)Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Purchaser an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.11(b) shall be treated as a Company Certificate for all purposes of this Agreement.

(c)All Purchaser Common Stock issued upon the surrender of Company Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Stock. Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d)Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded up in the aggregate to the nearest whole share of Purchaser Common Stock.

5. Section 1.14(d)(i) of the Original Agreement is hereby amended by deleting the words “and “Restricted Securities” under the Lock-Up Agreement”.

6. Section 1.14(d)(ii) of the Original Agreement is hereby deleted in its entirety and replaced by the following:

If the Adjustment Amount is a negative number, then the Company Stockholder shall, within three (3) Business Days after such final determination, deliver to Purchaser cash in an amount equal to the absolute value of the Adjustment Amount.

7. The Original Agreement is hereby amended by adding a new Section 1.16 as follows:

1.16Lock-up of Merger Consideration Shares.

(a)CUBI agrees and the Parties acknowledge, it shall be a condition to the issuance and delivery of the Merger Consideration Shares that each CUBI Stockholder shall not during the period commencing from the Closing Date and ending on the earliest of (x) twelve months from the Closing Date, (y) the date after the Closing Date on which the Purchaser consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Purchaser’s stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property and (z) the date on which the closing sale price of the Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred and fifty (150) days after the Closing (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by a CUBI Stockholder (I) by gift, will or intestate succession upon the death of such CUBI Stockholder, (II) to any Permitted Transferee or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (I), (II) or (III) it shall be a condition to such transfer that the transferee executes and delivers to the Purchaser an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Section 1.16 applicable to such CUBI Stockholder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of such CUBI Stockholder’s immediate family (for purposes of this Section 1.16, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (2) any trust for the direct or indirect benefit of such CUBI Stockholder or the immediate family of such CUBI Stockholder, (3) if such CUBI Stockholder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) in the case of an entity, partners, members or stockholders of such entity that receive such transfer as a distribution, (5) to any affiliate of such CUBI Stockholder, and (6) any transferee whereby there is no change in beneficial ownership. Such CUBI Stockholder further agrees to execute such agreements as may be reasonably requested by Purchaser that are consistent with the foregoing or that are necessary to give further effect thereto. At or prior to the distribution of the Merger Consideration Shares, CUBI will notify, or will cause to be notified, the CUBI Stockholders of the restrictions set forth in this Section 1.16. The restrictions in this Section 1.16(a) may be waived upon request in whole or in part by Purchaser, which waiver will not be unreasonably withheld.

(b)If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Purchaser shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1.16, Purchaser shall impose stop-transfer instructions with respect to the Restricted Securities of the CUBI Stockholders (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period, and shall stamp or otherwise imprint a restrictive legend on any certificate evidencing any Restricted Security reflecting such restrictions on transfer.

(c)For the avoidance of any doubt, each CUBI Stockholder shall retain all of its rights as a stockholder of the Purchaser during the Lock-Up Period, including the right to vote any Restricted Securities.

8. Section 3.18 of the Original Agreement is hereby amended by replacing the words “Company Stockholder” with “CUBI Stockholder” in both instances where they appear and deleting the words “any applicable Lock-Up Agreement, the Registration Rights Agreement”.

9. Section 6.12 of the Original Agreement is hereby deleted in its entirety and replaced by the following:

6.12	The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration Shares, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at an extraordinary general meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of shares of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE, (ii) the change of name of the Purchaser and the adoption and approval of the Amended Organizational Documents, (iii) adoption and approval of a new equity incentive plan in form and substance reasonably acceptable to the Company Stockholder and the Purchaser (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock equal to ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 6.17 hereof, (v) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Company and its stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Disinterested Director Majority, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c)Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d)As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholder, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL and the Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e)Purchaser shall comply with all applicable Laws, any applicable rules and regulations of NYSE, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

10. The Original Agreement is hereby amended by adding a new Section 6.24 as follows:

6.24 Declaration of Distribution. The Parties acknowledge that the distribution of Merger Consideration Shares have not yet been made. If the Merger Consideration Shares are to be distributed to CUBI Stockholders, the CUBI Board of Directors shall declare a distribution and assigned a record date (the “Record Date”) prior to the Closing Date in connection with the distribution of the Merger Consideration Shares in accordance with Pennsylvania law, as necessary.

11. The first sentence of Section 7.5 of the Original Agreement is hereby deleted in its entirety and replaced by the following:

Any indemnification claims against the Company Stockholder shall be satisfied with the payment of cash.

12. The Original Agreement is hereby amended by adding a new Section 8.1(j) as follows:

(j) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

13. Section 8.2(d) of the Original Agreement is hereby deleted in its entirety and replaced by the following:

(d) Merger Consideration. Purchaser shall have delivered to Company Stockholder the Cash Consideration and shall have delivered to the Paying Agent the Merger Consideration Shares.

14. Section 8.2(f)(iv) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the word “RESERVED”

15. Section 8.2(f)(v) of the Original Agreement is hereby amended by deleting the words “Exhibit H” and replacing them with the words “Exhibit G”.

16. Section 8.2(f)(viii) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the word “RESERVED”

17. Section 8.3(d) of the Original Agreement is hereby amended by deleting the words “Each Lock-Up Agreement and” and replacing them with the word “The”.

18. Section 8.3(e)(viii) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the word “RESERVED”

19. Section 8.3(e)(xii) of the Original Agreement is hereby amended by deleting it in its entirety and replacing it with the word “RESERVED”

20. All references to “Proxy Statement” in Sections 3.22, 4.12(a)(xv), and 4.29 of the Original Agreement shall be replaced with references to “Registration Statement.”

21. The Original Agreement is hereby amended by inserting the following definitions into Section 12.1:

“CUBI” means Customers Bancorp, Inc., a Pennsylvania corporation.

“CUBI Stockholder” means the stockholders of CUBI as of the Record Date.

“Pro Rata Share” means with respect to each CUBI Stockholder, a fraction expressed a percentage equal to (i) the proportion of all shares of CUBI common stock held by such CUBI Stockholder, divided by (ii) the total number of shares of CUBI common stock outstanding as of the CUBI Record Date.

“Restricted Securities” means the Merger Consideration Shares issued in the Merger (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted).

22. The Original Agreement is hereby amended by inserting the following section references into Section 12.2:

Term	Section
CUBI Record Date	6.24
Lock-up Period	1.16(a)
Paying Agent	1.11(a)
Permitted Transferee	1.16(a)
Prohibited Transferee	1.16(a)
Registration Statement	6.12(a)

23. Section 12.2 of the Original Agreement is hereby amended by deleting the following definitions: “Lock-Up Agreement” and “Registration Rights Agreement”.

24. The Index of Exhibits to the Original Agreement is hereby amended by deleting Exhibit G, the “Form of Lock-Up Agreement” and Exhibit I, the “Form of Registration Rights Agreement”.

B. No Other Amendments. Except as set forth in Part A above, all of the terms and provisions of the Merger Agreement shall continue in full force and effect. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. The provisions of Article XI of the Original Agreement shall apply mutatis mutandis to this First Amendment. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

C. Counterparts. This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed First Amendment by one party to the other may be made by facsimile or other electronic transmission.

D. Governing Law. This First Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

The Purchaser:

MEGALITH FINANCIAL ACQUISITION CORP.

By: /s/ A. J. Dunklau
Name: A.J. Dunklau
Title: President and Chief Executive Officer

Merger Sub:

MFAC MERGER SUB INC.

By: /s/ A. J. Dunklau
Name: A.J. Dunklau
Title: President

The Company:

BANKMOBILE TECHNOLOGIES, INC.

By: /s/ Luvleen Sidhu
Name: Luvleen Sidhu
Title: Chief Executive Officer

The Company Stockholder:

CUSTOMERS BANK, solely in the capacity as the Company Stockholder hereunder

By: /s/ Richard Ehst
Name: Richard Ehst
Title: President and Chief Executive Officer

CUBI:

CUSTOMERS BANCORP

By: /s/ Richard Ehst
Name: Richard Ehst
Title: President & Chief Operating Officer